SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for September

São Paulo, October 10, 2023 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4). Brazil’s largest domestic airline. announces today preliminary air traffic figures for the month of September 2023. compared to the same period in 2022.

Highlights:

|	GOL’s total supply (ASK) increased 4.7%. Total seats increased 12.1% and the number of departures increased by 11.2%. GOL's total demand (RPK) increased by 6.7%.
|	GOL’s domestic supply (ASK) increased 6.1% and demand (RPK) increased by 8.4%. GOL’s domestic load factor was 83.4%. The volume of departures increased by 11.4% and seats increased by 12.3%.
|	GOL’s international supply (ASK) was 296 million and (RPK) was 243 million.
|	Cargo volume was up 81.7%, reaching 10,2 thousand tons in September.

September/23 Preliminary Traffic Figures:

	Monthly Traffic Figures (1)			Accumulated Traffic Figures (1)			Accumulated Traffic Figures (1)
Operating data *	Sep/23	Sep/22	% Var.	3Q23	3Q22	% Var.	9M23	9M22	% Var.
Total GOL
Departures	17,827	16,028	11.2%	57,271	50,638	13.1%	168,118	144,966	16.0%
Seats (thousand)	3,123	2,785	12.1%	9,684	8,806	10.0%	29,409	25,257	16.4%
ASK (million)	3,338	3,189	4.7%	10,808	10,281	5.1%	32,262	29,388	9.8%
RPK (million)	2,781	2,605	6.7%	9,048	8,360	8.2%	26,259	23,510	11.7%
Load factor	83.3%	81.7%	1.6 p.p	83.7%	81.3%	2.4 p.p	81.4%	80.0%	1.4 p.p
Pax on board (thousand)	2,524	2,211	14.1%	8,125	6,949	16.9%	23,095	19,558	18.1%
Domestic GOL
Departures	17,088	15,337	11.4%	54,912	48,713	12.7%	160,730	140,951	14.0%
Seats (thousand)	2,995	2,666	12.3%	9,684	8,481	14.2%	28,139	24,574	14.5%
ASK (million)	3,042	2,866	6.1%	9,805	9,325	5.1%	29,055	27,523	5.6%
RPK (million)	2,537	2,340	8.4%	8,222	7,554	8.8%	23,766	21,941	8.3%
Load factor	83.4%	81.7%	1.8 p.p	83.9%	81.0%	2.9 p.p	81.8%	79.7%	2.1 p.p
Pax on board (thousand)	2,420	2,115	14.4%	7,796	6,675	16.8%	22,128	18,982	16.6%
International GOL
Departures	739	691	6.9%	2,359	1,925	22.5%	7,388	4,015	84.0%
Seats (thousand)	128	119	7.6%	406	325	25.1%	1,270	684	85.7%
ASK (million)	296	323	(8.4%)	1,003	956	4.9%	3,207	1,864	72.0%
RPK (million)	243	265	(8.2%)	826	806	2.4%	2,493	1,569	58.9%
Load factor	82.2%	82.0%	0.2 p.p	82.3%	84.3%	-2.0 p.p	77.7%	84.2%	-6.4 p.p
Pax on board (thousand)	104	96	7.6%	329	274	19.9%	967	575	68.1%
On-time Departures	86.8%	90.4%	-3.6 p.p	92.3%	92.7%	-0.4 p.p	88.2%	93.4%	-5.2 p.p
Flight Completion	96.6%	99.4%	-2.8 p.p	98.5%	99.6%	-1.1 p.p	98.1%	99.5%	-1.5 p.p
Cargo Ton (thousand)	10.2	5.6	81.7%	28.5	16.9	68.4%	81.6	48.2	69.0%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses preliminary traffic figures for September

GOL Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is the largest airline in Brazil. leader in the corporate and leisure segments. Since it was founded in 2001. the Company has the lowest unit cost in Latin America. democratizing air transportation. The Company has alliances with American Airlines and Air France-KLM and makes available several codeshares and interline agreements available to Customers. bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”. GOL offers the best travel experience to its passengers. including: the largest number of seats and more space between seats; the greatest platform with internet. movies and live TV; and the best frequent-flyer program. Smiles. In cargo transportation. Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13.800 highly qualified aviation professionals focused on Safety. GOL’s #1 value. and operates a standardized fleet of 143 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information. go to www.voegol.com.br/ir.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer